Exhibit 99.1

STEALTH BIOTHERAPEUTICS ANNOUNCES RECEIPT OF NON-COMPLIANCE NOTICE FROM NASDAQ

BOSTON – July 11, 2022 – Stealth BioTherapeutics Corp (Nasdaq:MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, announced that it received a letter from the Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) on July 7, 2022 notifying the Company that, based upon the Company’s continued non-compliance with the minimum bid price and market value of listed securities requirements, as set forth in Nasdaq Listing Rules 5450(a)(1) and 5450(b)(2), the Company’s securities would be delisted from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

Pursuant to the letter, unless the Company requests an appeal, trading of the Company’s American Depositary Shares will be suspended at the opening of business on July 18, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company plans to timely request a hearing before the Panel, which request will stay any further action by Nasdaq at least until completion of the hearing process.

As previously reported, the Company received a preliminary non-binding proposal letter dated June 24, 2022 from Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates (“Morningside”) and J. Wood Capital Advisors LLC to acquire all outstanding ordinary shares of the Company not already beneficially owned by Morningside in a going-private transaction (the “Proposed Transaction”). The Special Committee of three independent directors of the Company’s Board of Directors has retained Houlihan Lokey Capital, Inc. as financial advisor to assist the Special Committee in its review of the Proposed Transaction and any alternative strategic transaction involving the Company. No decisions have been made at this time with respect to the Proposed Transaction. Depending on the status of the Proposed Transaction, the Company may discuss it with the Panel and request an extension of time to complete the Proposed Transaction if necessary. The Company otherwise intends to present to the Panel its plan to regain compliance with all applicable listing criteria and request an extension of time to do so.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth syndrome, DMD and Friedreich's ataxia, primary mitochondrial myopathy caused by nuclear DNA mutations, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber's hereditary optic neuropathy. We are evaluating our second-generation clinical-stage candidate, SBT-272, and our new series of small molecules, SBT-550, for rare neurological disease indications following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' expectations for its continued listing on Nasdaq and its interactions with Nasdaq, including its intent to appeal the letter. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the U.S. Food and Drug Administration or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations
Kendall Investor Relations
Adam Bero, Ph.D.
abero@kendallir.com

IR@StealthBT.com